

Mail Stop 7010

January 14, 2008

**<u>Via U.S. mail and facsimile</u>**

Mr. Darren Miles
Chief Financial Officer
Earth Biofuels, Inc.
3001 Knox Street; Suite 403
Dallas, TX  75205

RE:     Form 10-K for the fiscal year ended December 31, 2006
        Form 10-K/A for the fiscal year ended December 31, 2006
        Form 10-QSB/A for the quarter ended March 31, 2007
        Form 10-QSB/A for the quarter ended June 30, 2007
        Form 10-QSB/A for the quarter ended September 30, 2007
        File No. 000-50842

Dear Mr. Miles:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

    If you have any questions regarding our review of your filings, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

                            Sincerely,


                            Rufus Decker
                            Accounting Branch Chief